Exhibit 99(a)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at March 31, 2016:

At March 31, 2016
(in millions)
Total short-term borrowings(1)	¥43,909,302

Long-term debt:
Obligations under capital leases	15,106
Unsubordinated debt	16,530,064
Subordinated debt	4,713,606
Obligations under loan securitization transaction	713,301

Total long-term debt	21,972,077

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 14,168,853,820)	2,090,270
Capital surplus	5,958,929
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	3,980,257
Accumulated other comprehensive income, net of taxes	2,301,259
Treasury stock, at cost: 380,944,204 common shares	(299,661)

Total shareholders’ equity	14,270,625

Noncontrolling interests	577,642

Total equity	14,848,267

Total capitalization and indebtedness	¥36,820,344

Note:

(1)	Total short-term borrowings consists of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.